UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Rand Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

752182105

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorset Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105

1.	Names of Reporting Persons David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,602,186

	8.	Shared Voting Power 29,770

	9.	Sole Dispositive Power 2,631,956

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,631,956

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 752182105

1.	Names of Reporting Persons Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,602,186

	8.	Shared Voting Power 29,770

	9.	Sole Dispositive Power 2,631,956

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,631,956

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 752182105

1.	Names of Reporting Persons Knott Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,728,625

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,728,625

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,625

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the Company’s common stock, par value $0.10 per share (the “Common Stock”), and the Series A convertible preferred stock (the “Preferred Stock”), which Preferred Stock is currently convertible into Common Stock (the Preferred Stock, together with the Common Stock, “Company Shares”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the outstanding Common Stock in which David M. Knott may be deemed to have a beneficial interest.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

This Item is being amended solely as follows:

(a)-(b) Mr. Knott, Dorset, and Knott Partners: See Rows 7 through 11 and 13 on pages 2-4. Mr. Knott individually has the sole power to vote 2,602,186 shares of Company Shares and dispose of 2,631,956 shares of Company Shares held in the Partnerships’ respective accounts. As President of Dorset, Mr. Knott shares with certain of Dorset’s clients the power to vote that portion of 29,770 shares of Company Shares held in their respective accounts.

Knott Partners directly beneficially owns 1,728,625 shares of Company Shares, which represents approximately 9.1% of the outstanding shares of Common Stock.

(c) No transactions in the class of securities reported on were effected during the past sixty days, except for the following dispositions in the open market, on the following days and at the following per share prices:

	12-05-14 ($4.4390)	12-08-14 ($4.3522)	TOTAL
Shoshone Partners, LP	15,876	4,500	20,376

The change in the percentage of Common Stock which Knott Partners directly beneficially owns does not reflect any transactions involving Knott Partners, but only an increase in the outstanding Common Stock since the date of the last Schedule 13DA filing regarding the Company by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2014
Date

/s/ David M. Knott
David M. Knott

December 9, 2014
Date

DORSET MANAGEMENT CORPORATION

/s/ David M. Knott
David M. Knott, President

December 9, 2014
Date

KNOTT PARTNERS, L.P.
By: Knott Partners Management, LLC,
Managing General Partner

/s/ David M. Knott
David M. Knott, Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).